Filed by CBRE Acquisition Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CBRE Acquisition Holdings, Inc.

Commission File No. 001-39798

Altus Power, Inc., a Market-Leading Clean Electrification Company,

Reports Second Quarter 2021 Financial Results

STAMFORD, CT—Altus Power, Inc. (“Altus Power” or the “Company”) today announced its financial results for the second quarter ended June 30, 2021.

Altus Power previously announced an agreement for a business combination with CBRE Acquisition Holdings, Inc. (NYSE: CBAH), which is expected to result in Altus Power becoming a public company listed on the New York Stock Exchange. CBAH is a special-purpose acquisition company sponsored by CBRE Group, Inc. The transaction is expected to close in Q4 2021.

Second Quarter 2021 and Recent Highlights

•	Second quarter 2021 revenues of $17.6 million; up 54% compared to the same period in 2020

•

Second quarter 2021 net loss of $0.4 million compared to $0.1 million of net income for same period of 2020. Second quarter 2021 Adjusted EBITDA of $10.9 million; up 60% compared to the same period in 2020

•	$117 million of cash and available liquidity as of June 30, 2021

•	Completed acquisition of 79 MW True Green solar generation portfolio; added a new state, Tennessee, to Altus Power’s portfolio of operating assets

Gregg Felton, Co-CEO of Altus Power, commented: “We are pleased to announce a solid second quarter of execution, building on our strong first-quarter results. As a market-leading clean electrification company, we believe that our robust end-to-end customer offerings, combined with our strong balance sheet, which includes investment grade funding facilities, will continue to differentiate Altus Power in this rapidly expanding market.”

Second Quarter 2021 Financial Results

Revenue increased to $17.6 million for the three months ended June 30, 2021, an increase of $6.2 million compared to the three months ended June 30, 2020. Revenue increased to $30.1 million for the six months ended June 30, 2021, an increase of $9.2 million compared to the six months ended June 30, 2020. These increases were primarily the result of an increase in the number of Altus Power solar energy systems in service subsequent to June 30, 2020.

Net loss was $0.4 million for the three months ended June 30, 2021 compared to net income of $0.1 million for the three months ended June 30, 2020. Adjusted EBITDA was $10.9 million for the three months ended June 30, 2021 compared to $6.8 million for the three months ended June 30, 2020, an increase of $4.1 million. Net loss was $0.2 million for the six months ended June 30, 2021 compared to net loss of $0.4 million for the six months ended June 30, 2020. Adjusted EBITDA was $18.5 million for the six months ended June 30, 2021 compared to $12.4 million for the six months ended June 30, 2020, an increase of $6.1 million. These increases were the result of revenue growth from new solar energy systems in service increasing at a faster rate than expenses.

The Company ended the second quarter with $30 million of cash and $87 million of availability on its credit facility, for a total of $117 million of available liquidity.

Business Highlights

In August 2021, Altus Power acquired 79 megawatts (“MW”) of assets from True Green Capital Management (the “True Green acquisition”). The acquired portfolio was comprised of 28 projects across 7 states. The True Green acquisition brought Altus Power’s cumulative installed generation base to more than 340 MW.

The number of states in which Altus Power operates increased from 16 to 17 with the addition of assets operating in Tennessee, which were included in the True Green acquisition.

The Company is currently pursuing projects which would add additional states to our portfolio. Altus Power continues to collaborate with Blackstone and has begun to collaborate with CBRE to develop solar projects in various states. The Company believes that the CBRE collaboration provides an opportunity to accelerate its growth.

In August 2021, Altus Power upsized its senior funding facility, led by Blackstone Credit, by $135.6 million, to a current size of $503 million. The upsized senior funding facility now carries a weighted average 3.51% annual fixed rate, reduced from the previous weighted average rate of 3.70%.

The Company continued to advance and invest in Altus Power’s proprietary GAIA technology platform, as well as collaborate with CBRE’s Digital & Technology organization to enable digital tools to source attractive opportunities and provide exceptional client outcomes.

In September 2021, Altus Power signed a 10-year, 33,000 square-foot lease at 2200 Atlantic Street in Stamford, CT and relocated its headquarters from Greenwich, CT to Stamford, CT, increasing the size of its office space significantly to accommodate its growing team.

Key Hires

Altus Power has increased its number of employees by 15% from the first quarter of 2021 and made several key senior management hires during the second quarter.

These include Sophia Lee, as Chief Legal Officer, and Melissa Boulan, as Chief People Officer. Ms. Lee joined Altus Power from IEX, where she was a senior executive and notably led IEX through the highly scrutinized SEC approval process to become a national securities exchange. Ms. Lee leads the Company’s legal and compliance areas and helps set the legal, governance, and ESG strategy for the Company.

Prior to joining the Company, Ms. Boulan led human resources at Vatera Holdings and Viking Global Investors. Ms. Boulan drives Altus Power’s strategies for talent acquisition, retention, and professional development while building a diverse, inclusive and productive culture at Altus Power.

Use of Non-GAAP Financial Measures

We present our operating results in accordance with accounting principles generally accepted in the U.S. (“GAAP”). We believe certain financial measures, such as Adjusted EBITDA provide users of our financial statements with supplemental information that may be useful in evaluating our business. The presentation of non-GAAP financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

We define Adjusted EBITDA as net income (loss) plus net interest expense, depreciation, amortization and accretion expense, income tax expense, acquisition and entity formation costs, non-cash compensation expense, and excluding the effect of certain non-recurring items we do not consider to be indicative of our ongoing operating performance such as, but not limited to, state grants, and other miscellaneous items of other income and expenses.

Adjusted EBITDA is a non-GAAP financial measure that we use as a performance measure. We believe that investors and securities analysts also use Adjusted EBITDA in evaluating our operating performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The GAAP measure most directly comparable to adjusted EBITDA is net income. The presentation of adjusted EBITDA should not be construed to suggest that our future results will be unaffected by non-cash or non-recurring items. In addition, our calculation of adjusted EBITDA is not necessarily comparable to adjusted EBITDA as calculated by other companies.

We believe Adjusted EBITDA is useful to management, investors and analysts in providing a measure of core financial performance adjusted to allow for comparisons of results of operations across reporting periods on a consistent basis. These adjustments are intended to exclude items that are not indicative of the ongoing operating performance of the business. Adjusted EBITDA is also used by our management for internal planning purposes, including our consolidated operating budget, and by our board of directors in setting performance-based compensation targets. Adjusted EBITDA should not be considered an alternative to but viewed in conjunction with GAAP results, as we believe it provides a more complete understanding of ongoing business performance and trends than GAAP measures alone. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

GAAP to Non-GAAP Reconciliation

	QTD		YTD
in millions	Q2’21	Q2’20	Q2’21	Q2’20
GAAP Net (loss) income	$(0.4)	$0.1	$(0.2)	$(0.4)
Income tax expense	2.1	0	1.1	0.2
Interest expense, net	4.8	3.5	8.7	6.7
Depreciation, amortization and accretion expense	4.5	2.9	8.8	5.4
Non-cash compensation expense	0	0	0.1	0.1
Acquisition and entity formation costs	0.1	0.2	0.2	0.4
Other (income) expense, net	(0.1)	0.0	(0.2)	0.0
Adjusted EBITDA	10.9	6.8	18.5	12.4

About Altus Power

Altus Power, based in Stamford, Connecticut, is creating a clean electrification ecosystem, serving its commercial, public sector and community solar customers with locally-sited solar generation, energy storage, and EV-charging stations across the U.S. Since its founding in 2009, Altus Power has developed or acquired over 340 megawatts from Vermont to Hawaii. Visit altuspower.com to learn more.

About CBRE Acquisition Holdings, Inc.

CBRE Acquisition Holdings, Inc. (“CBAH”) is a blank-check company formed solely for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CBAH is sponsored by CBRE Acquisition Sponsor, LLC, which is a subsidiary of CBRE Group, Inc.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the planned business combination between Altus Power and CBAH (the “Business Combination”) and the other transactions contemplated by the business combination agreement entered into by Altus Power and CBAH (the “Business Combination Agreement”) and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Important Information About the Business Combination and Where to Find It

CBAH has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus in connection with the proposed Business Combination and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. CBAH’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with CBAH’s solicitation of proxies for its stockholders’ meeting to be held to approve the Business Combination because the proxy statement/prospectus will contain important information about CBAH, Altus Power and the Business Combination. The definitive proxy statement/prospectus will be mailed to stockholders of CBAH as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

Participants in the Solicitation

CBAH, Altus Power and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the Business Combination. CBAH and Altus Power urge investors, stockholders and other interested persons to read the Registration Statement, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and exhibits thereto, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about Altus Power, CBAH and the Business Combination. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in the Registration Statement.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to the use of proceeds for the new credit facility and analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus Power’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Business Combination, the business plans, objectives, expectations and intentions of CBAH once the Business Combination and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Altus”), and New Altus’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus Power’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus Power’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of CBAH or Altus Power or other conditions to closing in the Business Combination Agreement; (3) the ability of New Altus to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Business Combination; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Altus Power’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Altus Power and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus Power’s and New Altus’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus Power, New Altus or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in the Registration Statement and CBAH’s proxy statement/prospectus when available. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus Power undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus Power, the Transactions or other matters and attributable to CBAH and Altus Power or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Altus Power Contacts

For Media:

Cory Ziskind

ICR, Inc.

AltusPowerPR@icrinc.com

For Investors:

Caldwell Bailey

ICR, Inc.

AltusPowerIR@icrinc.com